Filed Pursuant to Rule 433

Registration No. 333-198523

July 17, 2015

WPX ENERGY, INC.

Pricing Term Sheet

$500,000,000 7.50% Senior Notes due 2020

$500,000,000 8.25% Senior Notes due 2023

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated July 14, 2015 to the Prospectus dated July 14, 2015.

Issuer:	WPX Energy, Inc.

Distribution:	SEC registered

Ratings:*	Ba1 (Moody’s)/ BB (S&P)

Trade Date:	July 17, 2015

Settlement Date:	July 22, 2015

Day Count:	30/360

Denominations:	$2,000 x $1,000

Title of Securities:	Senior Unsecured Notes due 2020

Principal Amount:	$500,000,000

Maturity Date:	August 1, 2020

Coupon:	7.50%

Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2016

Interest Record Dates:	January 15 and July 15

Public Offering Price:	100%

Yield to Maturity:	7.499%

Underwriting Discounts and Commissions:	1.25%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$493,750,000

CUSIP / ISIN:	98212BAF0 / US98212BAF04

Optional Redemption:

At any time prior to July 1, 2020, make-whole call at the Adjusted Treasury Rate + 50 bps plus accrued and unpaid interest.

At any time on or after July 1, 2020, 100% of the principal amount to be redeemed plus accrued and unpaid interest.

Special Mandatory Redemption:	If the Acquisition is not consummated by November 30, 2015 or the Merger Agreement is terminated at any time prior thereto, 100% of the initial issue price plus accrued and unpaid interest.

Title of Securities:	Senior Unsecured Notes due 2023

Principal Amount:	$500,000,000

Maturity Date:	August 1, 2023

Coupon:	8.25%

Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2016

Interest Record Dates:	January 15 and July 15

Public Offering Price:	100%

Yield to Maturity:	8.249%

Underwriting Discounts and Commissions:	1.25%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$493,750,000

CUSIP / ISIN:	98212BAG8 / US98212BAG86

Optional Redemption:

At any time prior to June 1, 2023, make-whole call at the Adjusted Treasury Rate + 50 bps plus accrued and unpaid interest.

At any time on or after June 1, 2023, 100% of the principal amount to be redeemed plus accrued and unpaid interest.

Special Mandatory Redemption:	If the Acquisition is not consummated by November 30, 2015 or the Merger Agreement is terminated at any time prior thereto, 100% of the initial issue price plus accrued and unpaid interest.

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
Scotia Capital (USA) Inc.

Joint Lead Managers:	Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
BNP Paribas Securities Corp.
BOSC, Inc.
Credit Suisse Securities (USA), LLC

Concurrent Offerings:	On July 16, 2015, we priced registered offerings of (a) 30,000,000 shares of our common stock, par value $0.01 per share (the “common stock”) (or 34,500,000 shares if the underwriters in that offering exercise their option to purchase additional shares of common stock in full), at $10.10 per share (the “Common Stock Offering”) and expect to receive net proceeds after deducting underwriter discounts and commissions (before expenses) of $292.4 million (or $336.3 million if the underwriters in that offering exercise their option to purchase additional shares of common stock in full) and (b) 7,000,000 shares of our 6.25% Series A Mandatory Convertible Preferred Stock (“convertible preferred stock”) at a liquidation preference of $50.00 per share (or 8,050,000 shares if the underwriters in that offering exercise their option to purchase additional shares of convertible preferred stock in full) (together with the Common Stock Offering, the “Concurrent Offerings”), and expect to receive net proceeds after deducting underwriter discounts and commissions (before expenses) of $339.5 million (or $390.4 million if the underwriters in that offering exercise their option to purchase additional shares of convertible preferred stock in full).

Changes from the Prospectus Supplement:	The Company has entered into the previously-announced amendment to its revolving credit facility to, among other things, amend its financial covenants. In addition, the Company has received a commitment for a $100 million increase under its revolving credit facility.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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